SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING STOCK REPURCHASES

On May 13, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning its board of directors’ resolution on the repurchases of its own shares.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 13, 2008

May 13, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING STOCK REPURCHASES

(STOCK REPURCHASES UNDER THE PROVISIONS OF ARTICLES OF INCORPORATION PURSUANT TO

PARAGRAPH 2, ARTICLE 165 OF THE CORPORATION LAW OF JAPAN)

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, NTT has authorized the repurchase of shares of its common stock pursuant to Article 156 of the Corporation Law of Japan, as applied pursuant to Paragraph 3, Article 165 of the Corporation Law, as described below.

1.	Reasons for Share Repurchases

To improve capital efficiency and enable NTT to flexibly exercise a capital policy in accordance with the changing managerial environment.

2.	Details of Repurchases

(1) Class of shares to be repurchased:	NTT common stock

(2) Maximum number of shares that may be repurchased:	Up to 450,000 shares (Ratio to the number of outstanding shares: 3.30%)

Following the stock split that was announced today and which will take effect on the day immediately preceding the introduction date of the electronic share certificate system, (*1) the maximum number of shares to be repurchased will be a number calculated by first subtracting the number of shares acquired up to the day prior to the day immediately preceding the introduction date of the electronic share certificate system from 450,000, multiplying the remainder by 100, and then adding the number of shares acquired up to the day prior to the day immediately preceding the introduction date of the electronic share certificate system.

(*1) “The day immediately preceding the introduction date of the electronic share certificate system” refers to the day, from among the Saturday, Sunday, holiday as stipulated in the Law concerning National Holidays (Law No. 178 of 1948), January 2 or December 31 preceding the implementation date as stipulated in the main text of Article 1 of the Supplementary Regulations to the Settlement Streamlining Law, that is the closest to the implementation date.

(3) Maximum aggregate repurchase amount:	Up to 200 billion yen

(4) Period for repurchases:	May 14, 2008 to March 24, 2009

(For reference) Number of treasury stock (as of March 31, 2008)

Number of outstanding shares:	13,638,738 shares
Number of treasury stock:	2,102,471 shares

For further inquiries, please contact:

(Mr.) Sarashina or (Mr.) Yui
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5581